

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2022

Salvatore Palella
Chief Executive Officer
Helbiz, Inc.
Registration Statement on Form S-1
32 Old Slip
New York, NY 10005

> **Re: Helbiz, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2022**
> **File No. 333-264496**

Dear Mr. Palella:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 26, 2022

General

1. Please revise to include separate financial statements for MiMoto Smart Mobility S.r.l. as required by Rule 3-05(b)(2)(iii) of Regulation S-X. In this regard, we note that the operating results of MiMoto have not been reflected in your consolidated financial statements for a complete fiscal year. See Rule 3-05(b)(4)(iii).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt, Esq.